May 7, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 158 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 159 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.  This Amendment is being filed to reflect the following changes effective August 13, 2018:

1)	To change the name of the JNL/Franklin Templeton International Small Cap Growth Fund to the JNL/Franklin Templeton International Small Cap Fund.
2)	To change the name of the JNL/Vanguard Moderate Allocation Fund to the JNL/Vanguard Moderate ETF Allocation Fund.
3)	To change the name of the JNL/Vanguard Moderate Growth Allocation Fund to the JNL/Vanguard Moderate Growth ETF Allocation Fund.
4)	To change the name of the JNL/Vanguard Growth Allocation Fund to the JNL/Vanguard Growth ETF Allocation Fund.
5)	To merge the JNL/MMRS Conservative Fund and the JNL/MMRS Growth Fund into the JNL/MMRS Moderate Fund.
6)
To change the Investment Sub-Adviser for the JNL/MMRS Moderate Fund to an existing Investment Sub-Adviser, T. Rowe Price Associates, Inc., and to change the fund name to the JNL/T. Rowe Price Managed Volatility Balanced Fund.

7)	To merge the JNL/Invesco Mid Cap Value Fund into an existing fund, JNL/MFS Mid Cap Value Fund.
8)
To change the Investment Sub-Adviser for the JNL/Brookfield Global Infrastructure and MLP Fund to a new Investment Sub-Adviser, Colonial First State Asset Management (Australia) Limited, and to change the fund name to the JNL/First State Global Infrastructure Fund.

9)	To add a new sleeve to be sub-advised by an existing Investment Sub-Adviser, DoubleLine Capital LP to the JNL Multi-Manager Alternative Fund.
10)	To add the following new funds and respective Investment Sub-Advisers:
-JNL/American Funds Capital Income Builder Fund (Existing Investment Adviser: Jackson National Asset Management, LLC);
-JNL Multi-Manager International Small Cap Fund (Existing Investment Sub-Adviser: Causeway Capital Management LLC; New Investment Sub-Adviser: WCM Investment Management);
-JNL/Heitman U.S. Focused Real Estate Fund (New Investment Sub-Adviser: Heitman Real Estate Securities, LLC);

-JNL/JPMorgan Hedged Equity Fund (Existing Investment Sub-Adviser: JPMorgan Investment Management Inc.);
-JNL/Loomis Sayles Global Growth Fund (Existing Investment Sub-Adviser: Loomis, Sayles & Company, L.P.); and

-JNL/Morningstar Wide Moat Index Fund (Existing Investment Sub-Adviser: BNY Mellon Asset Management North America Corporation).
11)	To reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Chief Legal Officer & Secretary

encs.